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                             April 16, 2024

       Dawn Blevins
       Chief Executive Officer
       Gem Industries Group, Inc.
       7394 McRavins Way
       Lexington, OK 73051

                                                        Re: Gem Industries
Group, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 2, 2024
                                                            File No. 024-12423

       Dear Dawn Blevins :

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. We note that you may issue the securities under this offering for cash, promissory notes, services, and/or other
consideration without notice to subscribers. Please revise your offering statement to
explain under Distribution what "other consideration" is intended to cover and the process
for the offer and acceptance of non-cash consideration. Confirm through additional
disclosure that you will value any non-cash consideration according to the Note to Rule
251(a)(1) of Regulation A. Please also revise your subscription agreement to include a
description of these other types of consideration.
       Signatures, page F-9

   2. Please revise your signature page to include the issuer signature. You may refer to the
                                                        Signatures section of
Form 1-A for guidance.
 Dawn Blevins
FirstName   LastNameDawn
Gem Industries  Group, Inc. Blevins
Comapany
April       NameGem Industries Group, Inc.
       16, 2024
April 216, 2024 Page 2
Page
FirstName LastName
Exhibits

3. Please file the corporate bylaws as an exhibit. You may refer to Item 17(2) of Form 1-A for guidance.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction